Kohlberg Capital Corporation

295 Madison Avenue

New York, NY 10017

October 22, 2007

VIA EDGAR

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kohlberg Capital Corporation
Registration Statement on Form N-2 (333-146190)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Kohlberg Capital Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form N-2 (Registration No. 333-146190), together with all amendments and exhibits thereto (the “Registration Statement”). The Registrant is requesting such withdrawal because of unfavorable market conditions. No shares of the Registrant’s common stock have been issued or sold under the Registration Statement.

If you have any questions with respect to this letter, please call the undersigned at (212) 455-8363.

Very truly yours, KOHLBERG CAPITAL CORPORATION

By:	/s/ Michael I. Wirth
Name: Michael I. Wirth Title: Chief Financial Officer